UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to Lion Group Holding Ltd. and its subsidiaries.

On March 15, 2021, we, through Lion Brokers Limited, our wholly-owned subsidiary entered into a share subscription agreement (the “Share Subscription Agreement”) with Grandshores Technology Group Limited (“Grandshores”), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1647) (the “Hong Kong Stock Exchange”).

Share Subscription

Under the Share Subscription Agreement, Lion Brokers Limited agreed to subscribe for 64,500,000 shares of Grandshores (the “Subscription Shares”) at a total subscription price of HK$27,090,000 (approximately US$3,500,000) based on the price of HK$0.42 per Subscription Share.

The consummation of the transaction contemplated under the Share Subscription Agreement is subject to and conditioned upon (i) Hong Kong Stock Exchange granting the listing of and permission to deal in the Subscription Shares; and (ii) any other approval as may be required by applicable laws, rules or regulations for the Subscription.

Following the consummation of the foregoing transaction, the Company will indirectly hold approximately 5.89% of the total issued share capital of Grandshores (assuming that there is no change in the issued share capital of Grandshores from the date of the Share Subscription Agreement to the date of completion). The Subscription Shares will be subject to a 3-month lock-up for 50% of the Subscription Shares after the completion date of the share subscription and 6-month lock-up for the remaining 50% of the Subscription Shares after the completion date of the share subscription.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transaction discussed hereunder, and comments by the management about the benefits of these transactions . All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Subscription Agreement between Lion Group Holding Limited and Grandshores Technology Group Limited, dated March 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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